UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-35393

PRETIUM RESOURCES INC

(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300

Vancouver, British Columbia

Canada V7X 1L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2021 and 2020
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2021 and 2020
99.3	News Release dated May 4, 2021

Incorporation by Reference

The Registrant’s Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2021 and 2020, included as Exhibit 99.1 of this Form 6-K and the Management’s Discussion and Analysis for the Three Months Ended March 31, 2021 and 2020, included as Exhibit 99.2 of this Form 6-K, furnished to the Commission on May 5, 2021, are incorporated by reference into the Registration Statements on Form S-8 (Commission File Nos. 333-203409 and 333-213450), and Form F-10 (Commission File No. 333-239214) of the Registrant, Pretium Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Vlada Cvijetinovic
Date: May 5, 2021	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal

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